UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

DIGITAL ALLY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25382P109

(CUSIP Number)

Christian J. Hoffmann, III

QUARLES & BRADY LLP

Renaissance One

Two N. Central Avenue

Phoenix, Arizona 85004

(602) 229-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25382P109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert D. Haler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,033,501*
8. Shared Voting Power
9. Sole Dispositive Power 1,033,501*
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,501*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.74%
14.	Type of Reporting Person (See Instructions) IN

*	See Response to Item 5 below.

Item 1.	Security and Issuer

The title of the class of equity security to which this statement relates is common stock, $0.001 par value. The reporting person owns 266,834 shares of common stock and options to acquire 950,000 shares of common stock, certain of which options are subject to vesting provisions and to shareholder approval of a stock option plan under which the options were granted.

The issuer of the securities is Digital Ally, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 7311 W. 130th, Suite 170, Overland Park, KS 66213.

Item 2.	Identity and Background

(a) The name of the reporting person filing this statement is Robert D. Haler.

(b) The business address of the reporting person is 7311 W. 130th, Suite 170, Overland Park, KS 66213.

(c) The reporting person is the Executive Vice President of Product Development of the Issuer.

(d) The reporting person has not, during the past five years, been convicted in a criminal proceeding.

(e) The reporting person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person received shares of common stock as compensation for services and shares through purchase using personal funds to invest in the shares of common stock. The reporting person received options to acquire shares of Common Stock as compensation for services.

Item 4.	Purpose of Transaction

This Schedule 13D is being filed because the Issuer became a reporting company under the Securities Exchange Act of 1934, as amended, as of May 3, 2007, at which point the reporting person had a 5% or greater ownership interest in the Issuer. The information supplied in this Schedule 13D is provided as of March 20, 2008. The reporting person acquired the shares of common stock and the options to acquire common stock underlying the options for investment. Upon vesting of additional options held by the reporting person, the reporting person will have the right to acquire additional shares of Common Stock.

Except as set forth in this Item 4, the reporting person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The reporting person beneficially owns 266,834 shares of common stock. If the reporting person exercised all currently vested options and options vesting within the next 60 days, he would beneficially own 1,033,501 shares of common stock, assuming that those options granted under a stock option plan subject to shareholder approval will be approved. The beneficial ownership of 1,033,501 shares would represent 6.74% of the issued and outstanding common stock of the Issuer. As of the date of this Schedule 13D, 183,333 options held by the reporting person were not vested and will not vest within the next 60 days. Of the options not yet vested and not vesting within the next 60 days, 150,000 are subject to the approval of the 2008 Stock Option and Restricted Stock Plan at the next annual meeting of stockholders. None of the vested options and options vesting within the next 60 days is subject to such approval.

(b) The reporting person has the sole power to vote and dispose of 266,834 shares. If the reporting person exercised his vested options and options vesting within the next 60 days, he would have the sole power to vote and dispose of 1,033,501 shares. The reporting person will be able to vote the shares of Common Stock underlying the options only if he exercises the options.

(c) No transactions by the reporting person occurred within the last 60 days.

(d) No person is known to the reporting person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The reporting person is a party to the option agreements with the Issuer through which the options were acquired.

Item 7.	Materials to be Filed as Exhibits

There are no materials required to be filed as Exhibits in connection with this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2008	By:	/s/ Robert D. Haler
Date		Robert D. Haler, Executive Vice President of Product Development